Corn Products International, Inc.
5 Westbrook Corporate Center
Westchester, IL 60154
December 4, 2008
H. Roger Schwall, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Re:	Corn Products International, Inc. (“Corn Products”) Commission File No. 1-13397
Dear Mr. Schwall:
     We are in receipt of your letter of November 26, 2008, concerning the staff’s review of the Corn Products report on Form 10-K for the year ended December 31, 2007 and definitive proxy statement on Schedule 14A filed April 4, 2008. Further to a telephone conversation between you and Michael Hyatte of Sidley Austin LLP, our counsel, on December 3, this is to advise you that the staff’s comments are under active consideration and that Corn Products intends to provide comprehensive responses at the earliest practicable date. We currently believe that we will be in a position to respond to the comment letter by December 23, 2008.
     Thank you for your attention.

Sincerely,
/s/ John Lowe
John Lowe

Phone: (708) 551-2600